UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

http://www.sec.gov

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IDGREEN CORP.

(Name of Issuer)

Series A Preferred Stock, $0.00001 Par Value

(Title of Class of Securities)

None.

(CUSIP Number)

For the Issuer:

Phillip E. Ruben, Esq.,

Firsel Ross

2801 Lakeside Drive

Suite 207

Bannockburn, IL 60015

(847) 582-9901

Copy, To:

For the Reporting Person:

Securities Counselors, Inc.

1333 Sprucewood Lane

Deerfield, Illinois 60015

(847) 828-3700

(Name, Address, and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 18, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None.

1.	Name of Reporting Person: ENCOUNTER TECHNOLOGIES, INC. Taxpayer I. D. No.: 84-1027606

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 71,000,000

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 71,000,000

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 88.75%

14.	Type of Reporting Person IV

CUSIP No.   None.

ITEM 1. SECURITY AND ISSUER. This schedule pertains to the Series A Preferred Stock, $0.00001 par value per share (“IDGC Control Stock”), of IDGreen Corp. a/k/a IDGlobal Corp., a Colorado corporation (“Issuer”). The Issuer did not obtain a CUSIP Identifier for the IDGC Control Stock, and, the IDGC Control Stock is not quoted over-the-counter or traded on any regional or national stock exchange.

The Issuer’s common stock is quoted over-the-counter on the Link Alternative Trading System, which is managed and overseen by OTC Markets Group, Inc., under the symbol “IDGC” (US.IDGC.PK).

The mailing address for the Issuer’s principal executive office is 200 West Sixth Street in Lockport, Illinois. The Issuer’s principal phone number is (630) 532-6325, and, the Issuer maintains a website at http://www.idglobal-corp.com.

ITEM 2. IDENTITY AND BACKGROUND. The name of the reporting person hereunder is Encounter Technologies, Inc., a Colorado corporation (“Reporting Person”). The Reporting Person’s business mailing address is 4100 West Flamingo Road, Suite 2750, Las Vegas, Nevada 89103-3949. The Reporting Person’s business telephone number is (702) 546-6480 and the Reporting Person maintains a website at http://www.enticolorado.com.

The Reporting Person is a closed-end, non-diversified management investment company. The Reporting Person’s central index key (“CIK”) assigned to it the Securities and Exchange Commission (“Commission”) is 0001109697. The Reporting Person’s common voting equity securities are quoted over-the-counter on Link Alternative Trading System, which is managed and overseen by OTC Markets, Inc., under the symbol “ENTI” (US.ENTI.PK).

During the last five years, the Reporting Person, and any of each of its officers, directors, and its principal stockholder, has not been convicted in any criminal proceeding (excluding the disclosures, as permitted, of traffic violations and similar misdemeanors).

During the last five years, the Reporting Person, and any of each of its officers, directors, and its principal stockholder, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or the finding of any violation with respect to such laws.

The Reporting Person is a corporation in good standing and lawfully existing under the laws of the State of Colorado, United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION. The Reporting Person did not utilize any funds to effect the acquisition of the Issuer’s Control Stock (“Acquisition”) reported hereunder.

There was no consideration directly offered to the Issuer, as the shares of the IDGC Control Stock were those owned by the Issuer’s Chairman, President, Chief Executive Officer, and control stockholder, Sebastien C. DuFort. The consideration to Mr. DuFort for the issuance of his Control Stock to the Reporting Person is described in that certain Common Stock Purchase Agreement, dated December 15, 2017, by and among the Reporting Person, Mr. DuFort, and the Issuer, and described or referenced elsewhere in this schedule.

The Reporting Person, the Issuer, and Mr. DuFort view the Acquisition to be a “security-based swap” as such phrase and transaction are described in Exchange Act Release 34-64087 (dated, March 17, 2011) and/or in Exchange Act Release 34-64628 (dated, June 8, 2011).

Mr. DuFort sold, transferred, assigned, and delivered the Issuer 71,100,000 shares of voting control securities owned by him in IDGreen Corp. a/k/a IDGlobal Corp., a Colorado corporation (the Issuer), in exchange for the issuance to Mr. DuFort of 7,100,000,000 shares of the Reporting Person’s common stock.

The shares of the Reporting Person’s IDGC Control Stock acquired by it pursuant to the Acquisition are fully-paid and non-assessable.

ITEM 4. PURPOSE OF TRANSACTION. The transaction between the Reporting Person and Mr. DuFort originated and was finalized to promote the collective growth and development of the Issuer and the Reporting Person; for the specific purpose of inter-exchanging the collective business strategies and knowledge of each of the Reporting Person’s Chairman, President, and Chief Executive Officer, Randolph S. Hudson, and the Issuer’s Chairman, President, and Chief Executive Officer, Mr. DuFort; and, in anticipation of benefiting the shareholders and investors of the Issuer and the Reporting Person.

CUSIP No. None.

As the result of the transaction with Mr. DuFort, the Reporting Person acquired 51% voting control in the Issuer by acquiring the IDGC Control Stock from Mr. DuFort. As such, there were certain limitations imposed on the Reporting Person and the Issuer with respect to any disposition in future by the Issuer of IDGC, its assets, and any subsidiary. The key to these impositions and limitations is the fact that the Issuer’s control stockholder must approve any such sale together with the Reporting Person and, as of the date of this schedule, there is no contract or other arrangement with the Issuer that provides for the Reporting Person to purchase additional shares of any class or series of the Issuer’s capital stock. Should the Issuer register a qualified stock option plan, or file another registration of its securities, or any offering exempt therefrom, the Reporting Person would have the ability to acquire additional shares in the Issuer.

The Issuer is in the process of finalizing a submission of a notification of corporation actions to the Financial Industry Regulatory Authority (“FINRA”) to announce its reorganization in accordance with the applicable provisions of Internal Revenue Service Code Section 368, et seq. (“IRS Code”). The Issuer is uncertain as to the length of time FINRA will require to process the notification.

As the result of the transaction with the Reporting Person, the Issuer does not contemplate selling, transferring, or disposing of any of its assets, nor of those held in any of its active or dormant subsidiaries. Rather, the Issuer contemplates developing its existing assets and acquiring further assets.

For some while, the Issuer has been conducting certain operations through its totally-held subsidiary, Farallon, Inc., a Colorado corporation (“Farallon”). Farallon has been in the business of marketing high-quality coffee beans from Café La Fortuna, which it private labels for Harbour Trading (www.harbourtrading.com), an internet-based fresh seafood meal service, which was listed on Oprah’s 2017 Christmas List, to various specialty retailers and foodservice operations.

Farallon, Inc. will handle the complete curation, completion, and launch of supplemental coffees private brand and product line. The Issuer will procure the creative development and physical development to ensure the products that are created and produced. The Issuer will introduce and facilitate initial and ongoing e-commerce sales. The Farallon team will oversee and direct the services of design and e-commerce professionals to achieve the goals of delivering the supplemental coffee. Lastly, in this regard, the Issuer will establish a customer base throughout the United States and Canada and participate in the $16.4 billion coffee industry by supplying the highest-quality innovative coffee products in the world.

Among these targeted objectives by the Issuer and Farallon is to observe the following timelines to achieve milestones in their marketing goals:

●	Timelines for Q1 2018 will include creative branding and product line decisions. Decisions as to manufacturing and distribution partners will be established. The Issuer will also provide for trademark, domain names, and brand registrations, accordingly, as well as to compile a full project budget and cost forecasting assessment.

●	Timelines for Q2 2018 Phase 1 product line iterations launch to include website and e-commerce platform launch. The team will begin the SEO marketing and online paid advertising campaigns as well as full social media and direct brand advertising.

●	Timelines for Q3 2018 Phase 2 product line iterations launch. This timeframe will also coincide with brick-and-mortar retail strategy decisions as well as North American retail distribution partner appointments. The Issuer will determine the trade show budget and attendance schedule decisions.

●	Timelines for Q4 2018 retail sales and distribution begin of supplemental coffee trade show attendance exhibitions. All marketing, customer service, and product line development continues.

Farallon, Inc. will handle the complete curation, completion, and timeline management for Q3 2018 retail sales and distribution.

Next, there are the Issuer’s operations through Monochrome Corp., a Colorado corporation (“Monochrome”). Monochrome is unique and current in today’s marketplace. Monochrome’s business model incorporates two high-growth markets to create an exciting multi-channel business opportunity within the Issuer’s distribution network. This includes traditional brick-and-mortar channels as well as by Monochrome’s utilization of e-commerce technologies and emerging pipelines to capitalize on the new developments in today’s CBD market.

The Issuer knows that the CBD market is driven by health concerns and expanding product awareness. By combining the two, Monochrome can expect to meet market demand, with a multitude of products that is just beginning to realize its and the Issuer’s market potential. The Issuer anticipates that Monochrome’s initial development of a cold-brewed CBD product is to be sold in an 8.4 oz. bottle and in a 2.4 oz. “shot size”, and will be a creative step in today’s CBD market. Moreover, by Monochrome’s exploitation expects to have partners for other products in the hemp and CBD space that will expand as Monochrome’s product development increases. of its distribution channels in the traditional and contemporary delivery methods (by using such partners as major beverage and food distributors) will best serve its development. Monochrome’s use of non-traditional channels (that is, through brokers who will drive business in health care, universities, and health awareness markets) is equally impressive.

CUSIP No. None.

The Issuer is also ramping-up its operations with regard to Azure Blockchain Inc., a Colorado corporation (“Azure”). The Issuer anticipates that Azure will leverage its blockchain, real estate, and business assets and relationships. The Issuer’s use and adaptation of blockchain technology by Azure will be groundbreaking; principally, because blockchain technology is cryptographically secure, it shares record of transactions, and is updated by a network of computers instead of a central authority. Every transaction within the system will be secure, time-stamped, and linked with previous and subsequent transactions that can be seen by anyone with access to a given blockchain. Moreover, the technology has the potential to be ideal when it comes to simplifying complicated transactions and helping to digitally track physical assets, such as electricity, as they make their way from point A to point B. Azure’s management is convinced that this potential makes the technology very attractive to large utilities and scrappy energy startups alike, because blockchain can be used to monitor energy consumption and trading alike. Moreover, Azure will incorporate technology can be used in conjunction with Internet-of-Things technology to better measure electricity usage and collect payments. I can see where this could also help consumers see where electricity is coming from and whether, for instance, it is from a renewable source. I was impressed when you told me that Azure’s blockchain technology could be used by large electricity customers to help trade energy between them. It is conceivable that a factory could sell or trade its unused power to another factory that needs it.

In addition to the Issuer’s aforementioned plan of operations, the Issuer has been negotiating with the Reporting Person to collectively acquire 15 restaurants in Utah, a hotel in Utah, and the five office buildings in Las Vegas, Nevada. The Isuer and the Reporting Person plan to commit the hotel and nine restaurants to the Issuer and that the remaining restaurants in Utah and the office buildings will be acquired by the Reporting Person.

The Issuer conducts a joint venture with Prestige Liquids, LLC (“Prestige”), pursuant to a 50-50 ownership and distribution arrangement. Prestige recently moved equipment into a new facility in Addison, Illinois and teamed up with New World Sales Corp. to focus on a new premium motor oil product for customers of Glenn Electric (www.glennelectric.com) throughout North America, as well as signing a new production contract with Naturologyx, a water-based organic fertilizer.

The Issuer’s Articles of Incorporation, as amended, provide that the Issuer is required to have at least one person to serve on its Board of Directors. The Issuer’s President, Sebastien C. DuFort, is the only member of the Issuer’s Board of Directors. There are no proposals, as of the date hereof, to fill additional vacancies on the Issuer’s Board of Directors; however, should the Issuer acquire any new asset, it may be a condition to the acquisition, and depending on the asset’s value and the terms of financing the acquisition of the asset, to appoint the seller of the asset, or his representative, to the Issuer’s Board of Directors as inducement for any seller to enter into a transaction with the Issuer.

As of the date of the even reported herein, there has not been any material change in the present capitalization or dividend policy of the Issuer.

Each of the Issuer’s Articles of Incorporation, as amended, its bylaws, or any other instrument, does not contain any provision to restrict or impede a change in control of the Issuer. Notwithstanding this fact, the Issuer’s control stock is that of its Series A Preferred Stock, the shares of which have preferential and superior voting rights over the shares of the Issuer’s common stock. Consequently, the holder of the IDGC Control Stock may approve or disapprove any corporate action or material event of the Issuer and may override any action(s) undertaken by the holders of the Issuer’s common stock, unless pursuant to the terms of any validly enforceable agreement or other voting arrangement with the holders of the Issuer’s common stock. As of the date of this schedule, there is no voting agreement between the holder of the IDGC Control Stock and the holder of any shares of the Issuer’s common stock, except, as to the disposition by the Reporting Person of the Issuer, its assets, or its subsidiaries.

ITEM 5. INTEREST IN SECURITIES OF ISSUER.

As of the date of this schedule, the Issuer has issued 80,000,000 shares of IDGC Control Stock. Under the transaction being reported on this schedule, Mr. DuFort issued the Reporting Person 71,000,000 shares of IDGC Control Stock, which is a part of the aforesaid aggregate amount. The Reporting Person is the beneficial owner of the 71,000,000 shares of IDGC Control Stock and its percentage ownership of the Issuer’s total issued and outstanding IDGC Control Stock is 88.75%. The Reporting Person is not a member of any voting group, as that term is defined in Section 13(d)(3) of the Act. The Reporting Person, Mr. DuFort, and the Issuer did timely comply with ownership disclosure requirements pursuant to Section 16(a) of the Act, and did timely file the same for each of them with the Commission.

CUSIP No. None.

The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of the IDGC Control Stock, which is the subject of this schedule.

The transaction reported on this schedule is the only transaction that required the filing of a Schedule 13D within the 60 days prior to the date hereof.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER. The Issuer and the Reporting Person do not have any understanding with respect to any preferential voting group or collective, and, the Reporting Person is not a member of any voting group with any holder of the Issuer’s Series A Preferred Stock or common stock.

The only arrangement acknowledged by the Issuer and agreed to between Mr. DuFort and the Reporting Person, are the conditions that, Mr. DuFort was appointed to the Reporting Person’s Board of Directors and that the Reporting Person’s control stockholder must approve any sale of the Issuer, the Issuer’s assets, and any subsidiary of the Issuer, together with the unanimous vote of the Issuer’s and the Reporting Person’s Board of Directors in respect of any disposition, sale, transfer, or liquidation of the Issuer, its assets, or its subsidiaries.

There were no fees, commissions, or other financial instruments associated with or payable to any person or entity in connection with the transaction between Mr. DuFort, the Issuer, and the Reporting Person.

CUSIP No. None.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated December 18, 2017

at Las Vegas, County of Clark, State of Nevada.

ENCOUNTER TECHNOLOGIES, INC.,

a Colorado corporation (“Reporting Person”)

By:	Randolph S. Hudson
Its:	President